September 13, 2010

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010 and August 10, 2010 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your letter dated August 26, 2010 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (the “Amendment”), which contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

Form S-1 Facing Page

1.             Comment:  We note your response to prior comment 2.  With your amendment that addresses previous comments, please include a letter that clearly explains how you addressed each comment.

Response:  Prior comment 2 refers to comments 17, 23, 29, 75, 91 and 111 of the Staff’s comments to the Registration Statement contained in its letter, dated July 2, 2010, to the Company (the “Initial Comment Letter”).  In order to comply with the Staff’s comment, set forth below is the Company’s explanation for how each such comment has been addressed or is being addressed herewith.

Comment 17:  The Company addressed comment 17 of the Initial Comment Letter in its responses to the Staff, dated July 15, 2010 (the “First Response Letter”), by filing exhibit 10.35 to the Registration Statement.  The Company respectfully advises the Staff that there are no other material supply agreements that are the subject of the risk factor in question.

Comment 23:  The Company addressed comment 23 of the Initial Comment Letter in its First Response Letter by noting that it is currently unclear whether the Company will be considered a “controlled company” following this offering because whether Warburg Pincus and its affiliates will own greater than 50% of the voting power of the Company’s ordinary shares following this offering is a function of the total number of ordinary shares ultimately issued, as well as related pricing.  Warburg Pincus and its affiliates currently own ordinary shares representing approximately 63% of the voting power of the Company.  After considering a reasonable range for the number of shares to be sold in this offering, Warburg Pincus and its affiliates may fall either above or below 50% following the closing.  In addition, regardless of whether the Company is considered a “controlled company” within the meaning of the NASDAQ listing requirements, the Company respectfully submits that it does not intend to avail itself of the exemptions applicable to it with respect to corporate governance requirements.  Specifically, upon completion of this offering, the Company will have: (i) a board of directors that is comprised of a majority of independent directors; (ii) a compensation committee comprised entirely of independent directors and (iii) a nominating and corporate governance committee comprised entirely of independent directors.  Nonetheless, the Company will revise its disclosure accordingly in a subsequent amendment to the Registration Statement upon having the requisite information to determine whether the Company would be deemed a “controlled company” under the applicable NASDAQ rules.

Comment 29:  The Company addressed comment 29 of the Initial Comment Letter in its First Response Letter and by filing herewith, or having previously filed, the following exhibits: exhibits 10.12, 10.13, 10.14 and 10.15 related to the material acquisitions section of the Registration Statement and exhibits 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.34, 10.36, 10.37, 10.38 and 10.39 related to the related party transactions section of the Registration Statement.

Comment 75:  The Company respectfully advises the Staff that it previously addressed comment 75 in its First Response Letter.

Comment 91:  The Company respectfully advises the Staff that it filed the Form of Underwriting Agreement as Exhibit 1.1 to the Registration Statement with its Amendment No. 2 to the Registration Statement, filed on August 10, 2010, which Underwriting Agreement contains the lock-up provisions applicable to the Company, as well as the Form of Lock-Up Agreement to be executed by the directors, officers and shareholders of the Company.

Comment 111:  The Company respectfully advises the Staff that it is filing herewith the Form of Indemnification Agreement as Exhibit 10.40 to the Registration Statement.

If our private label manufacturers fail to provide us with sufficient supply, page 11

2.             Comment:  Please reconcile your disclosure that the private-label manufacturing agreements create risks like those in this risk factor with your representation to us in your response letter that the agreements are immaterial.  We may have further comment regarding more specific disclosure of the terms of these agreements and filing the agreements as exhibits to your registration statement.

Response:  The Company has reviewed each of its private-label manufacturing agreements and determined that such agreements do not, individually or in the aggregate, represent a material portion of its business.  For example, for the year ended December 27, 2009 and the second quarter ended July 4, 2010, products sold pursuant to these private-label manufacturing agreements generated less than, in the aggregate, 2.0% and 2.5% of the Company’s total revenue, respectively.  Accordingly, the Company is not substantially dependent on any of these agreements.  Notwithstanding their immateriality, the Company included this risk factor in the interest of added disclosure beyond what was required of the Company and for purposes of heightened disclosure for potential investors in the Company’s ordinary shares.

If we lose one of our key suppliers, we may be unable to meet customer orders, page 13

3.             Comment:  It appears that in response to prior comment 3 you deleted disclosure from this section.  However, due to the deletion of the agreement terms and automatic renewals disclosed in response to prior comment 18 of our July 2, 2010 letter is now omitted.  Therefore, we reissue prior comment 3 to clarify when the agreements with your key suppliers end and the circumstances under which the agreements could be terminated.

Response:  The Company respectfully advises the Staff that it deleted disclosure from this section in order to make clear that the Company is not party to contracts that govern the supply of raw materials and select components for the manufacturing of its products.  Rather, the Company enters into purchase orders with its sole source suppliers and therefore orders are made on a case-by-case basis.  The agreement terms and renewals that were previously referenced in this section were included by mistake and instead referred to the Company’s private-label manufacturing agreements, discussed elsewhere in the Registration Statement.  The Company has revised the Registration Statement on page 13 to comply with the Staff’s comment and to clarify this point.

If we are subject of any future intellectual property lawsuits, page 19

4.             Comment:  We note your response to prior comment 4; however, that comment also sought disclosure of the portion of your business that would be affected by an adverse outcome related to the patents and applications mentioned in the last sentence of the risk factor.  Therefore, we reissue the comment.

Response:  The Company respectfully advises the Staff that there are no additional patents and applications referenced in the last sentence of the risk factor other than those previously mentioned in the risk factor.  The Company has revised the Registration Statement on page 16 to comply with the Staff’s comment and make clear that the Company’s disclosure in the last sentence was prospective and intended only to highlight that, in the future, the Company may become aware of additional patents and applications relating to its products or surgical applications in connection with the Company’s review of potential conflicts in the ordinary course.

Special Note Regarding Forward-Looking Statements and Industry Data, page 39

5.             Comment:  We are unable to agree with your analysis or conclusions in your response to prior comment 6.  Please file Millennium Research Group’s consent as an exhibit to your registration statement.

Response:  The Company respectfully submits that it does not believe Rule 436 under the Securities Act requires the consent of Millennium Research Group (“Millennium”) to be filed.  Millennium provided the Company with certain market information at the Company’s request in April 2009, but such data was provided primarily for strategic planning and market intelligence purposes only.  With the consent of Millennium, the Company has provided some of this supporting data in the Registration Statement.  However, the Company respectfully advises the Staff that Millennium was not commissioned in connection with this offering.  Additionally, Millennium has provided this market data as an industry analyst and does not hold itself out as an “expert” for purposes of Rule 436 under the Securities Act.  Because Rule 436 only requires that the written consent of an “expert or counsel” be filed as an exhibit to the Registration Statement, the Company does not believe the filing of Millennium’s consent is required.  Pursuant to a discussion with the Staff on August 31, 2010, the Company has revised the Registration Statement on page 39 to delete the statement that the Millennium report was prepared at the Company’s request and expense in order to make clear that such report was not commissioned in connection with this offering.

Other Transactions, page 51

6.             Comment:  We note your response to prior comment 8.  It is unclear why you believe that your related-person transactions are sufficiently significant as to be highlighted in your Management’s Discussion and Analysis while at the same you do not file the agreements for investors to evaluate and you represent to us that the agreements are immaterial.  Please reconcile.

Response:  The Company respectfully submits that it highlighted certain related-party transactions in its “Management’s Discussion and Analysis” only in the interest of additional disclosure beyond what was required, particularly in light of the fact that such disclosure had already been made under “Related Party Transactions.”  However, as noted in the Company’s last response letter to the Staff on August 10, 2010, the Company does not believe that the related-party transactions referenced therein are material such that filing the agreements would be required under Regulation S-K Item 601(b)(10).  Accordingly, and in order to comply with the Staff’s comment, the Company has therefore revised the Registration Statement on page 51 to remove its discussion of such transactions.

Acquisitions and Other Corporate Transactions with Related Parties, page 137

7.             Comment:  Your response to prior comment 16 appears to be citing an instruction to Regulation S-K Item 404(a) that is used to determine the amount of the transaction, not to determine the date at which you should provide the disclosure.  Please update your disclosure.

Response:  The Company has revised the Registration Statement on pages 138 to comply with the Staff’s comment.

Repurchase of Shares, page 150

8.             Comment:  We note your response to prior comment 22.  However, you continue to refer to reserves required by Dutch law without disclosure of the scope of the restriction caused by the reserve requirement.  Therefore, we reissue the comment.

Response:  The Company has revised the Registration Statement on page 150 to comply with the Staff’s comment.

Other Relationships, page 169

9.             Comment:  Please tell us how the deletions mentioned in your response to prior comment 23 are consistent with Regulation S-K Item 508(a).

Response:  The Company respectfully submits that the deletions mentioned in its last response to comment 23 are consistent with Regulation S-K Item 508(a) because the deletions removed references to ordinary course relationships with certain affiliates of the underwriters, which relationships the Company did not deem material.  Regulation S-K Item 508(a) requires only the disclosure of a “material relationship with the registrant.”  Accordingly, the Company does not believe that deleting references to ordinary course investment banking and commercial dealings, such as general corporate banking and treasury services and the provision of personal banking services to certain of the Company’s directors and officers, is inconsistent with Regulation S-K Item 508(a).

Consolidated Financial Statements

General

10.           Comment:  Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Response:  The Company has revised its financial statements in the Registration Statement to comply with the Staff’s comments.

Note 20. Litigation, page F-41

11.           Comment:  We reference your response to prior comment 25 in our letter dated August 2, 2010.  Please revise your footnote to clearly disclose the items that you considered in determining that there is no reasonably estimable loss within the range of possible outcomes that is probable of occurring, similar to your response.  For example, disclose that you considered the progress of the case, the views of legal counsel and the facts and arguments presented at the original jury trial along with any other relevant information considered to arrive at your conclusion.

Response:  The Company has revised the Registration Statement on page F-44 to comply with the Staff’s comment.

Exhibit 10.35

12.           Comment:  Please file as an exhibit the complete agreement.  We note Annex I of the agreement is missing.

Response:  The Company has re-filed Exhibit 10.35 to the Registration Statement so as to include the complete agreement and comply with the Staff’s comment.

Exhibit 1.1

13.           Pursuant to a discussion with Tom Jones of the Commission on August 31, 2010, the Company understands that the Staff would like the Company to confirm the point noted below, which is raised in Exhibit 1.1 to the Registration Statement.

Comment:  We note the seven day delay mentioned in the last paragraph of Section 10.  Please confirm to us that both the issuer and managing underwriter agreed on the date of settlement.  To comply with Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, the issuer and managing underwriter of a firm commitment offering must agree on the date of delivery for all securities sold pursuant to such offering and the parties to the contract may not have expressly agreed to another date for payment of funds and delivery of securities at the time of the transaction.  Please explain to us how you will comply with Rule 15c6-1 and, specifically, paragraph (d) thereof, if you intend to use the exception to the standard delivery obligations.

Response:  The Company hereby confirms that at the time the underwriting agreement will be executed both the Company and the managing underwriters will have agreed on the date of settlement for the securities being sold pursuant to this offering.  As provided for in Section 2(c) of the underwriting agreement, the settlement shall occur “on the third (fourth, if the pricing occurs after 4:30 p.m. (New York City time) on any given day) business day after the date here of.”  In addition, the Company and the managing underwriters have agreed that, in the event of a default by one or more of the underwriters, the Company or the managing underwriter may, in certain circumstances, postpone the closing of this offering for a period not to exceed seven days.  Such agreements are reflected in the Form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, which will be executed at pricing, and the Company respectfully submits that the parties have not otherwise expressly agreed to another date for payment of funds and delivery of securities.  In light of the foregoing, the Company respectfully submits that the terms of the underwriting agreement comply with the requirements of Rule 15c6-1.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.